Next.e.GO N.V.
Lilienthalstraße 1
52068 Aachen, Germany

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, DC 20549

January 25, 2024

Attention:	Gregory Herbers
Re:	Next.e.GO N.V. Registration Statement on Form F-1 File No. 333-276544

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) of Next.e.GO N.V. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Standard Time, on January 29, 2024, or as soon as practicable thereafter.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Sullivan & Cromwell LLP.

Please contact Clemens Rechberger, Sullivan & Cromwell LLP, at +49 (69) 4272-5514 or by email at rechbergerc@sullcrom.com with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

[signature page follows]

Thank you for your assistance in this matter.

Very truly yours,

Next.e.GO N.V.

By:	/s/ Eelco van der Leij
	Name:	Eelco van der Leij
	Title:	Executive Director

cc:	Ali Vezvaei (Next.e.GO N.V.)

Clemens Rechberger
(Sullivan & Cromwell LLP)

Paul van der Bijl
(NautaDutilh N.V.)